SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

February 22, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions Inc. (the “Company”)
Supplemental Correspondence submitted on December 22, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Filed on October 15, 2010
File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated January 13, 2011.

General

1.	We note your response to comment two from our letter dated September 15, 2010.

However, the disclosure in the company's annual reports states that your directors are appointed for a one-year term to hold office until the next annual general meeting or until removed from office in accordance with your bylaws. Please revise your Form 10-K for the Fiscal Year Ended June 30, 2010 to disclose that you have not held an annual meeting since 2005, along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting.

An amended Form 10-K will be filed along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting. The reason for such failure in the past was a lack of funds generated by Smart-Tek Solutions Inc. to hold such a meeting. Now that the company is generating revenue and income through its Smart-Tek Automated Services, Inc. subsidiary, the plan is to complete a transitional audit for December 31, 2010 and subsequently have an annual shareholders meeting around July 1, 2011.

2.	We note your response to comment five from our letter dated September 15, 2010. Please file the. Form 8-K referenced as soon as practicable.

The Form 8-K was filed on January 18, 2011.

Smart-Tek Solutions, Inc.
February 22, 2011

3.

We reissue comment seven from our letter dated September 15, 2010. As noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer, not only upon the issuance of such shares. Please refer to Item Four of Schedule 13D, which specifically requires disclosure of any plans or proposals which the reporting persons may have. We also note the Form 8-K filed on December 13, 2010 indicating that, pursuant to the terms of the revised marketing agreement, the company may issue up to 45 million shares to Brian Bonar. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, and the disclosure contained in the Schedule 13D/A filed on December 14, 2010, and have Mr. Bonar provide written confirmation of his understanding that the belated filing of the Schedule 13D does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Response:

a)	Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009:

The Schedule 13D filed on October 7, 2009 was for shares issued on September 21, 2009 and therefore was filed seven days late. The filing was late due to a miss-communication as to who was to file the Schedule 13D. The Company thought their securities firm Clark Wilson LLP was filing the schedule 13D and the securities firm thought the Company was filing it. Net result was the Company filed it late. The Company realizes that this is most likely an insufficient reason for the late filing.

Mr. Bonar’s written confirmation is included as exhibit A.

b)	Please provide a detailed analysis of the sufficiency of the disclosure contained in the Schedule 13D/A filed on December 14, 2010:

The Schedule 13D/A filed on December 14, 2010 was for the cancelling of the 45,000,000 shares that was the object of the Schedule 13D filed on October 7, 2009. The shares were cancelled pursuant to an amended marketing agreement that revised the terms of the original agreement with the intent to clarify the performance criteria for earning shares of STTN pursuant to the agreement. A review of each Item of the Schedule 13D/A is as follows:

Item 1: Security and Issuer.

          Response filed: The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock") of Smart-Tek Solutions, Inc. Principal executive offices of the Corporation are located at 1100 Quail Street, Suite 100, Newport Beach, CA 92660.

This response is on point and therefore should be sufficient.

Smart-Tek Solutions, Inc.
February 22, 2011

Item 2: Identity and Background:

Response filed:

(a) Name: Brian Bonar
(b) Address of Principal Business Office:
11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128
(c) Occupation:Executive, consultant
(d) Criminal Proceedings:	None
(e) Civil Proceedings:	None
(f) Citizenship:	United States

This response is on point and therefore should be sufficient.

Note: Mr. Bonar has not during the last five years (1) been convicted in a criminal proceeding and has not (2) been a party to a civil proceeding where as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; ....

ITEM 3: Source and Amount of Funds or Other Consideration

Response filed:

Mr. Bonar cancelled the 45 million shares of Smart-Tek Solutions Inc. previously issued as a result of the amending of the marketing partner agreement between Mr. Bonar and the Company on 12-9-2010. The purpose of the amendment was to clarify the basis for which shares for compensation are to be issued to Mr. Bonar. Based on the new terms, Mr. Bonar has not earned any shares as of this date.

The response for this item is to discuss the amount of funds or other consideration used or to be used in making the purchases of shares. Though this 13D/A is for the cancellation of the shares, the included response could also disclose that the amended agreement will ultimately result in the reissuance of the 45 million shares to Mr. Bonar upon reaching the performance goals of the amended agreement. In addition a reference to the Form 8-k filed disclosing the agreement could have been included as well.

Smart-Tek Solutions, Inc.
February 22, 2011

ITEM 4: Purpose of Transaction

Response filed:

The party has no plans or proposals which relates to or would result in any action specified in clauses (a) though (j) of item 4 of Schedule 13D.

The response should have addressed each sub category as follows:

(a)	An acquisition or Disposition:
(b)	A Corporate Transaction:
(c)	A Sales or Transfer of Assets:
(d)	A Change in Board of Directors:
(e)	A Change in Capitalization:
(f)	Other Material Change:
(g)	Changes to Charter:
(h)	Causing Delisting:
(i)	Termination of Registration:
(j)	A Similar Action:

(a)

An acquisition or Disposition: Though this 13D/A is for the cancellation of the shares, and the relinquishment of controlling interest by Mr. Bonar, the amended agreement will ultimately result in the reissuance of the 45 million shares to Mr. Bonar upon reaching the performance goals of the amended agreement. Therefore Mr. Bonar will again become the majority shareholder of the Company once the total shares are issued. Since Mr. Bonar is also the CEO of the Company, he would become the controlling member of the Company at that time.

(b)	A Corporate Transaction: There is no extraordinary corporate transaction such as a merger, reorganization or liquidation involved.
(c)

A sale or transfer of a Material Amount of Assets of the Issuer or any of its Subsidiaries: The Company intends to sell its Smart-Tek Communications Inc. subsidiary to its founder Mr. Law, but this transaction would not be material to the Company.

(d)	A Change in the Board of Directors: Mr. Bonar was added to the Board of Directors subsequent to the original agreement.
(e)

A Change in Capitalization: Once Mr. Bonar reaches his performance criteria pursuant to the amended agreement and is issued the related shares, Mr. Bonar should be a majority shareholder in the corporation.

(f)

Other Material Change: There is no other material change in the issuer’s business or corporate structure anticipated. As disclosed in a preliminary proxy filed by the Company, it is proposed that its wholly owned subsidiary Smart-Tek Communications Inc. (“SCI”) be sold to it founder Mr. Law. SCI is considered immaterial to the overall Company.

(g)	Changes to Charter or Bylaws: None
(h)	Causing a Delisting: None
(i)	Termination of Registration: Not applicable
(j)	A Similar Action: None.

Smart-Tek Solutions, Inc.
February 22, 2011

Item 5: Interest in Securities of the Issuer:

Response filed:

(a)	Mr. Bonar owns -0- shares of Common Stock as of the date of this report which represents 0% of Class A common stock of the Company.

(b)	Number of shares as to which there is sole power to vote or to direct the vote: 0 shares

(c)	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D: n/a.

(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: n/a.

(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) : n/a.

The response for section (c) could have said the following:

Mr. Bonar cancelled 45 Million shares on December 9, 2010 which was originally reported as issued on October 6, 2009 pursuant to an amended marketing agreement that revised the terms of the original agreement with the intent to clarify the performance criteria for earning shares of STTN pursuant to the agreement. It is anticipated that some time in the future Mr. Bonar will earn these shares back in the aggregate.

The response for section (d) could have said – December 9, 2010.

Item 6: Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Response filed:

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

This response is on point and therefore should be sufficient.

Smart-Tek Solutions, Inc.
February 22, 2011

Item 7: Material to be filed as Exhibits:

Response filed: None

The Amendment No. 1 to Marketing Partnership Agreement could have been filed as an exhibit.

The Company can amend this 13D/A if the above approach is satisfactory.

4.

We reissue comment 11 from our letter dated September 15, 2010. Please advise where such loans are discussed, with specific cross-reference to the disclosure contained in the company's filings from December 31, 2008 to September 30, 2009.

Response to item #4 - Due to Perry Law and associated company

December 31, 2008 – Form 10Q Shareholders loan $6,238 – disclosed in note 6
Amounts due to officers and directors $649,677 – disclosed in note 10

March 31, 2009 – Form 10Q
Shareholders loan $289,559 – disclosed in note 6
Amounts due to officers and directors $495,014 – disclosed in note 10

June 30, 2009 – Form 10K
Shareholders loan $468,134 – disclosed in note 6
Amounts due to officers and directors $400,172 – disclosed in note 11

September 30, 2009 – Form 10Q
Shareholders loan $821,756 – disclosed in note 6
Amounts due to officers and directors $435,790 – disclosed in note 11

5.

We reissue comment 17 from our letter dated September 15, 2010. We note your response that the current Directors were not involved in the assignment, but our comment requested the company's, its directors' and their affiliates' knowledge of the circumstances surrounding (a) the debt assignment by your former director of $310,265 to seven separate assignees for $1 a piece, and (b) the subsequent conversion of each $1 debt assignment into approximately 3.4 million shares of the company's common stock including, but not limited to, all communications relating to such matters with Donald Gee.

The following are the chronological communications leading up to the assignments:

1)

In late 2008 Perry Law reached out to Don Mah of Steingarten Schechter & Co. LLP Chartered Accountants (an accounting firm the Company uses) to contact Donald Gee to inquire if Mr. Gee would consider forgiving the debt the Company owed him on the premise that the Company was unable and would most likely be unable to retire the debt anytime in the foreseeable future. (Note: Mr. Gee had resigned from the Company in 2006 and Mr. Mah had a professional relationship with Mr. Gee at the time). The reason for the inquiry was that the Company was trying to clean up the balance sheet in order to attract possible financing or possibly a merger candidate. Mr. Gee declined the offer.

Smart-Tek Solutions, Inc.
February 22, 2011

2)

Subsequently Mr. Gee approached Mr. Law concerning his plans to assign his debt to several 3rd parties. The assignments did not adversely affect the Company’s balance sheet, nor did it change the Company’s inability to retire the debt, so Mr. Law said the Company did not have an issue with the assignment.

3)

Mr. Gee had his attorney prepare seven assignments totally $314,265 in the aggregate and presented them to Mr. Law. Mr Law executed them in May 2009 with Mr. Mah of Steingarten Schechter & Co. LLP Chartered Accountants witnessing the signing.

4)

In mid-September 2009, the debt holders approached Mr. Law concerning converting the $314,265 of debt into shares of common stock at $0.013 per share. Mr. Law consulted his security consul Clark Wilson LLP, who subsequently prepared the appropriate paperwork (the debt settlement and Subscription Agreements).

5)

On September 30, 2009 Mr. Law presented a resolution to the then current other board members (Mr. Bonar and Mr. Naccarato) for approval of the debt Settlement and Subscription Agreements. The Resolution was to take effect on October 1, 2009.

6)	On October 6, 2009, Clark Wilson LLP prepared a legal opinion for the conversion of such debt into common shares of the Company.

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Brian Bonar
_______________
Brian Bonar
CEO, Director

EXHIBIT A

SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644
_______________________________________________________________________________

February 22, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions Inc. (the “Company”)
Supplemental Correspondence submitted on December 22, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Filed on October 15, 2010
File No. 000-29895

Dear Mr. Spirgel:

As requested, this letter is to confirm my understanding that the belated filing of the Schedule 13D on October 7, 2009 does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Sincerely,

/s/ Brian Bonar
Brian Bonar
CEO, Director Smart-Tek Solutions, Inc.